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Exhibit 11

ORIENT-EXPRESS HOTELS LTD. AND SUBSIDIARIES

Statements re Computation of Per Share Earnings

(Common shares means both Class A and Class B)

	Year ended December 31,
	2003	2002	2001
Net earnings:
Earnings on common shares—basic	$23,609,000	$25,294,000	$29,850,000

Shares used to compute basic earnings per common share (weighted average number of shares outstanding)	31,139,000	30,800,000	30,874,000
Shares used to compute diluted earnings per common share (weighted average number of shares outstanding assuming the effect of stock options)	31,152,000	30,858,000	30,874,000
Net earnings per common share:
Basic	$0.76	$0.82	$0.97

Diluted	$0.76	$0.82	$0.97

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ORIENT-EXPRESS HOTELS LTD. AND SUBSIDIARIES Statements re Computation of Per Share Earnings (Common shares means both Class A and Class B)